UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, March 12, 2013 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced the following:

Pursuant to a resolution adopted by the Board of Directors on February 26, 2013, and in accordance with Articles 181 and other applicable Articles of the Mexican General Corporations Law and Article 35 of the Company’s by-laws, GAP invites the Company’s shareholders to a General Ordinary Shareholders’ Meeting at 11:30 am on April 16, 2013 in the Salón Granada of the Hotel Hyatt Regency, located at Campos Elíseos No. 204, Ground Floor, Col. Polanco, Chapultepec, Del. Miguel Hidalgo, Mexico City, D.F. 11560, to discuss the following:

MEETING AGENDA
GENERAL ORDINARY SHAREHOLDERS’ MEETING

I.	In compliance with Article 28, Section IV of the Mexican Securities Market Law, the following will be presented and, if applicable, submitted for approval:

a)
The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2012, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Section 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an individual basis in accordance with Mexican Generally Accepted Accounting Practices (Mexican GAAP), as well as with respect to the Company and its subsidiaries in accordance with International Financial Reporting Standards (IFRS), based on the Company’s most recent financial statements under both norms.  Ratification of the proceedings by the Chief Executive Officer and Company officials, and the release from further obligations.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona
Rodrigo Guzmán Perera, Chief Financial Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 880 1100 ext. 216	Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosgap	www.twitter.com/iadvizeIR for updates

b)	The Board of Directors’ comments to the Chief Executive Officer’s report.

c)
The Board of Directors’ report per Article 172, clause b, of the Mexican General Corporations Law, which contains the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

d)	The report on operations and activities in which the Board of Directors intervened during the fiscal year ended December 31, 2012, pursuant to the Mexican Securities Market Law.

e)	The annual report on the activities undertaken by the Audit and Corporate Practices Committee pursuant to Article 43 of the Mexican Securities Market Law.

f)
The report on the Company’s compliance with tax obligations for the period from January 1 to December 31, 2011.  Instruction to Company officials to comply with tax obligations corresponding to the period from January 1 to December 31, 2012 in accordance with Article 26, Section III of the Mexican Fiscal Code.

g)	Ratification of the decisions taken by the Board of Directors during the 2012 period, and release of further obligations in the fulfillment of its duties.

II.
Proposal to approve the Company’s financial statements on an individual basis based on Mexican Generally Accepted Accounting Practices for application effects of the legal reserve, net income and calculation of fiscal effects related to dividend payments, and the capital reduction in each case, and of the Company’s financial statements and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards for their publication in financial markets with respect to the operations undertaken during the January 1 to December 31, 2012 period, and approval of the external auditor’s report regarding the aforementioned financial statements.

III.
Proposal to approve the Company’s net income for the period ended December 31, 2012 and reported in its individual audited Financial Statements in accordance with Mexican Generally Accepted Accounting Practices (Mexican GAAP), which was Ps. 1,648,750,880.00 (ONE BILLION, SIX HUNDRED FORTY EIGHT MILLION, SEVEN HUNDRED FIFTY THOUSAND EIGHT HUNDRED AND EIGHTY PESOS), such that 5% (FIVE PERCENT) of this amount, or Ps. 82,437,544.00 (EIGHTY TWO MILLION, FOUR HUNDRED THIRTY SEVEN THOUSAND FIVE HUNDRED AND FORTY FOUR PESOS) be allocated towards increasing the Company’s legal reserves, with the remaining balance of Ps. 1,566,313,336.00 (ONE BILLION, FIVE HUNDRED SIXTY SIX MILLION, THREE HUNDRED THIRTEEN THOUSAND, THREE HUNDRED AND THIRTY SIX PESOS), allocated to the account for net income pending allocation.

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IV.
Proposal to approve that, from the account for net income pending allocation, which is equal to Ps. 1,573,001,986.00 (ONE BILLION, FIVE HUNDRED SEVENTY THREE MILLION, ONE THOUSAND NINE HUNDRED AND EIGHTY SIX PESOS) (in accordance with Mexican GAAP), a dividend is declared in the amount of Ps. 1,210,000,000.00 (ONE BILLION, TWO HUNDRED TEN MILLION PESOS), to be distributed equally among each share outstanding as of the payment date, excluding the shares repurchased by the Company as of each payment date per Article 56 of the Mexican Securities Market Law; amounts remaining after the payment of such dividend will remain in the account for net income pending allocation.  The dividend will be paid in the following manner:

i)	Ps. 907,500,000.00 (NINE HUNDRED SEVEN MILLION, FIVE HUNDRED THOUSAND PESOS) on or before May 31, 2013.

ii)	Ps. 302,500,000.00 (THREE HUNDRED TWO MILLION, FIVE HUNDRED THOUSAND PESOS) on or before November 30, 2013.

V.
Proposal to approve the cancelation of the outstanding amounts not exercised that had been approved for the repurchase of shares at the Shareholder Meeting, which took place on April 16, 2012, for the amount of Ps. 280,000,000 (TWO HUNDRED EIGHTY MILLION PESOS) and the approval of the maximum amount of resources to be allocated toward the repurchase of the Company’s shares or of credit instruments that represent those shares for the amount of Ps. 640,000,000.00 (SIX HUNDRED AND FORTY MILLION PESOS) for the 12 month period after April 24, 2013, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VI.	The report regarding the designation or ratification of the four members of the Board of Directors and their respective alternates named by the Series “BB” shareholders.

VII.
Ratification and/or designation of the person(s) that will serve as member(s) of the Company’s Board of Directors, as designated by any holder or group of holders of Series “B” shares that own 10% or more of the Company’s equity.

VIII.	Ratification and/or designation of the person(s) that will serve as member(s) of the Company’s Board of Directors, as designated by the Series “B” shareholders.

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IX.	Ratification and/or designation of the Company’s Chairman of the Board of Directors in accordance with Article 16 of the Company’s by-laws.

X.	Ratification of the compensation paid to the members of the Company’s Board of Directors during the 2012 period and determination of the compensation to be paid in 2013.

XI.
Ratification and/or designation of the member of the Board of Directors designated by the Series “B” shareholders to serve as a member of the Company’s Nomination and Compensation Committee, in accordance with Article 28 of the Company’s by-laws.

XII.	Ratification and/or designation of the President of the Audit and Corporate Practices Committee.

XIII.
The report concerning compliance with Article 29 of the Company’s by-laws regarding acquisitions of goods or services or contracting of projects or asset sales for transactions that are equal to or higher than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, or, if applicable, regarding transactions with relevant shareholders.

XIV.
Proposal, and, if necessary, the designation, of the individuals who will represent shareholders during legal actions that are necessary to obtain the release of funds held by S.D. Indeval (Institución para el Depósito de Valores, S.A. de C.V.), as a result of the capital reduction approved at the Extraordinary Shareholders’ Meeting that took place on September 25, 2012.

XV.	Adoption of resolutions deemed necessary or convenient for the purpose of carrying out the decisions reached in the above items of this Agenda.

Shareholders are reminded that per Article 36 of the Company’s by-laws, only those shareholders registered in the Share Registry as holders of one of more of the Company’s shares will be admitted into the Shareholders’ Meeting, and they will be admitted only if they have obtained an admission card. The Share Registry will close three (3) business days prior to the dates of this meeting, which will be April 11, 2013.

In order to attend the meeting, at least one business day prior to the meeting: (i) shareholders must deposit with the Company their stock certificates, shares, or a receipt of deposit of shares from Indeval or from a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present the listing that contains the name, address, nationality and number of shares of the shareholders they will represent at the meeting.  In exchange for these documents, the Company will issue an admission card and/or the forms that, in order to be represented, will be required under Article 49, Section III of the Mexican Securities Market Law.  In order to attend the meeting, shareholders must present either the admission card and/or the corresponding form.

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Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by a person or persons designated by a power of attorney (signed by two witnesses or as otherwise authorized by law). However, with respect to the Company’s capital stock traded on a stock exchange, the proxy may only verify his/her identity via Company forms.  These will be available to all shareholders, including any intermediaries of the stock market, during the time period specified in Article 173 of the Mexican General Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have free and immediate access to all information and documents related to each of the topics included in the meeting agenda, as well as all proxy forms that must be presented by persons representing shareholders, which will be available at the Company’s offices located at Av. Mariano Otero # 1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530 or Juan Racine 112, 4th Floor, Col. Los Morales (Polanco), Delegacion Miguel Hidalgo, Mexico City, Mexico 11510.

Mr. Antonio Franck C.
Secretary of the Board of Directors

***

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Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

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SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: March 13, 2013